List of Subsidiaries of Merchants Bancorp

Subsidiary	Organized Under the Laws of:
Merchants Bank of Indiana (also d/b/a Merchants Mortgage)	Indiana
Merchants Capital Corp.	Indiana
Natty Mac Funding, Inc.	Indiana
RMF Holdings, LLC	Indiana
Merchants Capital Servicing, LLC	Delaware
Farmers-Merchants Bank of Illinois	Illinois
OneTrust Funding, Inc.	Indiana
Ash Realty Holdings, LLC	Indiana
MBI Midtown West, LLC	Indiana